Exhibit 99.1

Evoke Pharma Reports Third Quarter 2025 Financial Results and Provides Business Update

Entered into an Agreement to be acquired by QOL Medical

Net product sales for the third quarter of 2025 reached $4.3 million; up 61% year-over-year

Gimoti patent life for Gimoti extended through November 2038

SOLANA BEACH, Calif., November 13, 2025 (GLOBE NEWSWIRE) – Evoke Pharma, Inc. (NASDAQ: EVOK), a specialty pharmaceutical company focused on treatments for gastrointestinal (GI) disorders with an emphasis on GIMOTI® (metoclopramide) nasal spray, today reported financial results for the third quarter ended September 30, 2025, and provided a business update.

“The proposed transaction with QOL Medical reflects this progress and the strategic value we’ve built around GIMOTI and across the broader GI community,” commented Matt D’Onofrio, Chief Executive Officer of Evoke Pharma. “We are proud of the consistent execution that led to another quarter of strong sales growth, with net product sales up over 60% year-over-year,” D’Onofrio added.

Third Quarter 2025 Highlights and Recent Developments

•

On November 4, 2025, Evoke announced that it has entered into an agreement and plan of merger (the “Merger Agreement”) with QOL Medical, LLC (“QOL Medical”) and QOL-EOS Merger Sub, Inc. (“Merger Sub”). Pursuant to the Merger Agreement, QOL Medical, through Merger Sub, will acquire Evoke for $11.00 per share of common stock in cash at closing.

•

Net product sales for the third quarter of 2025 reached $4.3 million; a 61% increase year-over-year; and brought year-to-date sales to $11.1 million, a 60% increase compared to the same period in 2024.

•	Evoke and EVERSANA announced expanded pharmacy access through new relationships with Omnicell and Brentwood Pharmacy, enabling wider distribution through networks such as Gastro Health and OneGI.

•

In August 2025, Evoke received a new U.S. patent for GIMOTI (U.S. Patent No. 12,377,064), extending expected exclusivity to November 2038. The patent was officially listed in the FDA’s Orange Book later that month.

Third Quarter 2025 Financial Results

For the third quarter of 2025, net product sales were $4.3 million, compared to $2.7 million during the third quarter of 2024. Net loss was approximately $1.2 million, or ($0.45) per share, compared with a net loss of $1.3 million, or ($0.94) per share, in the same period of 2024.

For the third quarter of 2025, selling, general, and administrative expenses were approximately $5.3 million compared to $3.8 million for the third quarter of 2024. The increase was primarily due to a $1.3 million rise in marketing and Eversana profit-sharing as a result of higher net product sales, along with higher professional fees and public company costs.

Operating expenses for the third quarter of 2025 totaled $5.4 million, compared to $3.9 million in Q3 2024.

As of September 30, 2025, Evoke had $11.6 million in cash and cash equivalents. Based on its current operating plan, the Company believes this cash balance, along with projected product revenues, will fund operations into the fourth quarter of 2026.

Proposed Transaction Update

On November 4, 2025, Evoke announced that it had entered into the Merger Agreement, pursuant to which QOL Medical’s acquisition subsidiary will commence a tender offer to acquire all outstanding shares of Evoke at a price of $11.00 per share in cash, subject to any applicable withholding taxes and without interest thereon. The transaction, which has been unanimously approved by Evoke’s Board of Directors, is expected to close in the fourth quarter of 2025, subject to customary conditions, including the tender of a majority of Evoke’s outstanding shares.

Evoke believes this transaction represents a compelling opportunity for shareholders and underscores the value created by the GIMOTI franchise. While the Company continues to focus on commercial execution in the near term, this proposed combination is expected to further enable growth potential under new leadership and investment.

About Evoke Pharma, Inc.

Evoke is a specialty pharmaceutical company focused primarily on the development of drugs to treat GI disorders and diseases. Evoke developed, commercialized and markets GIMOTI, a nasal spray formulation of metoclopramide, for the relief of symptoms associated with acute and recurrent diabetic gastroparesis in adults.

Diabetic gastroparesis is a GI disorder affecting millions of patients worldwide, in which the stomach takes too long to empty its contents resulting in serious GI symptoms as well as other systemic complications. The gastric delay caused by gastroparesis can compromise absorption of orally administered medications. Prior to FDA approval to commercially market GIMOTI, metoclopramide was only available in oral and injectable formulations and remains the only drug currently approved in the United States to treat gastroparesis.

Visit www.EvokePharma.com for more information.

Follow Evoke Pharma on LinkedIn

Follow Evoke Pharma on Twitter

About Gimoti® (metoclopramide) nasal spray

GIMOTI is indicated for the relief of symptoms in adults with acute and recurrent diabetic gastroparesis. Important Safety Information:

WARNING: TARDIVE DYSKINESIA

•	Metoclopramide can cause tardive dyskinesia (TD), a serious movement disorder that is often irreversible. The risk of developing TD increases with duration of treatment and total cumulative dosage.

•	Discontinue GIMOTI in patients who develop signs or symptoms of TD. In some patients, symptoms may lessen or resolve after metoclopramide is stopped.

•	Avoid treatment with metoclopramide (all dosage forms and routes of administration) for longer than 12 weeks because of the increased risk of developing TD with longer-term use.

GIMOTI is not recommended for use in:

•	Pediatric patients due to the risk of developing tardive dyskinesia (TD) and other extrapyramidal symptoms as well as the risk of methemoglobinemia in neonates.

•

Moderate or severe hepatic impairment (Child-Pugh B or C), moderate or severe renal impairment (creatinine clearance less than 60 mL/minute), and patients concurrently using strong CYP2D6 inhibitors due to the risk of increased drug exposure and adverse reactions.

GIMOTI is contraindicated:

•	In patients with a history of tardive dyskinesia (TD) or a dystonic reaction to metoclopramide.

•	When stimulation of gastrointestinal motility might be dangerous (e.g., in the presence of gastrointestinal hemorrhage mechanical obstruction, or perforation).

•

In patients with pheochromocytoma or other catecholamine-releasing paragangliomas. Metoclopramide may cause a hypertensive/pheochromocytoma crisis, probably due to release of catecholamines from the tumor.

•	In patients with epilepsy. Metoclopramide may increase the frequency and severity of seizures.

•	In patients with hypersensitivity to metoclopramide. Reactions have included laryngeal and glossal angioedema and bronchospasm.

Potential adverse reactions associated with metoclopramide include: Tardive dyskinesia (TD), other extrapyramidal effects (EPS), parkinsonism symptoms, motor restlessness, neuroleptic malignant syndrome (NMS), depression, suicidal ideation and suicide, hypertension, fluid retention, hyperprolactinemia, effects on the ability to drive and operate machinery. Most common adverse reactions (≥5%) for GIMOTI are: dysgeusia, headache, and fatigue. These are not all of the possible side effects of GIMOTI. Call your doctor for medical advice about whether you should take GIMOTI and the possible risk factors and side effects. You are encouraged to report negative side effects of prescription drugs to the FDA.

Visit www.fda.gov/medwatch or call 1-800-FDA-1088.

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a Tender Offer Statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that QOL Medical and Merger Sub intend to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by QOL Medical, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “investor relations” section of the Company’s website at www.evokepharma.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Safe Harbor Statement

Evoke cautions you that statements included in this press release that are not a description of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these terms or other similar expressions. The forward-looking statements are based on Evoke’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Merger Agreement and the timing thereof; expectations regarding the benefits sought to be achieved in the transactions; extended pharmacy access and expanded distribution of GIMOTI and expected patent and regulatory exclusivity. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual results may differ from those set forth in this press release due to the risks and uncertainties inherent in Evoke’s business and the proposed transactions, including, without limitation: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to the percentage of Evoke’s stockholders tendering their shares in the tender offer; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the merger may not be satisfied or waived; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from Evoke’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; Evoke and EVERSANA may not be able to successfully drive market demand for GIMOTI; Evoke’s ability to maintain intellectual property protection and regulatory exclusivity for GIMOTI; and other risks and uncertainties pertaining to Evoke’s business, including the risks and uncertainties detailed in Evoke’s periodic reports it files with the SEC, as well as the tender offer materials to be filed by QOL Medical and Merger Sub and the Solicitation/Recommendation Statement to be filed by Evoke in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and Evoke undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Investor & Media Contact:

Daniel Kontoh-Boateng

DKB Partners

Tel: 862-213-1398

dboateng@dkbpartners.net

Evoke Pharma, Inc

Balance Sheets

	September 30, 2025	December 31, 2024
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$11,576,010	$13,596,600
Accounts receivable, net of allowance for credit losses of $0	3,190,486	2,420,373
Prepaid expenses	136,295	731,945
Inventories	599,908	445,081
Other current assets	33,708	43,898

Total current assets	15,536,407	17,237,897
Operating lease right-of-use asset	106,714	154,184
Deferred offering costs	—	120,614
Other long-term assets	6,312	6,312

Total assets	$15,649,433	$17,519,007

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$3,916,295	$2,341,191
Accrued compensation	770,915	865,650
Operating lease liability	65,968	59,533
Note payable	5,000,000	5,000,000
Accrued interest payable	2,487,638	2,113,665

Total current liabilities	12,240,816	10,380,039
Operating lease liability, net of current portion	46,381	100,958

Total liabilities	12,287,197	10,480,997

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.0001 par value; authorized shares — 5,000,000 as of September 30, 2025 and December 31, 2024; issued and outstanding shares — zero as of September 30, 2025 and December 31, 2024	—	—
Common stock, $0.0001 par value; authorized shares — 100,000,000 as of September 30, 2025 and December 31, 2024; issued and outstanding shares — 1,722,409 and 1,486,009 as of September 30, 2025 and December 31, 2024, respectively	172	149
Additional paid-in capital	136,187,058	135,829,493
Accumulated deficit	(132,824,994)	(128,791,632)

Total stockholders’ equity	3,362,236	7,038,010

Total liabilities and stockholders’ equity	$15,649,433	$17,519,007

Evoke Pharma, Inc

Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Net product sales	$4,283,979	$2,654,186	$11,116,279	$6,941,042
Operating expenses:
Cost of goods sold	101,977	104,024	311,269	238,031
Research and development	5,320	11,677	56,516	16,322
Selling, general and administrative	5,314,370	3,824,142	14,746,777	10,697,128

Total operating expenses	5,421,667	3,939,843	15,114,562	10,951,481

Loss from operations	(1,137,688)	(1,285,657)	(3,998,283)	(4,010,439)
Other income (expense):
Interest income	107,507	99,294	338,894	226,353
Interest expense	(126,027)	(126,027)	(373,973)	(375,342)

Total other expense	(18,520)	(26,733)	(35,079)	(148,989)

Net loss	$(1,156,208)	$(1,312,390)	$(4,033,362)	$(4,159,428)

Net loss per share of common stock, basic and diluted	$(0.45)	$(0.94)	$(1.58)	$(3.01)

Weighted-average shares used to compute basic and diluted net loss per share	2,557,408	1,399,882	2,553,121	1,381,703

Evoke Pharma, Inc

Statements of Cash Flows

	Nine Months Ended September 30,
	2025	2024
Operating activities
Net loss	$(4,033,362)	$(4,159,428)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	293,693	512,194
Non-cash interest expense	373,973	375,342
Non-cash operating lease expense	57,440	—
Change in operating assets and liabilities:
Accounts receivable	(770,113)	(1,349,447)
Prepaid expenses and other assets	726,454	749,447
Inventories	(154,827)	(11,568)
Accounts payable and accrued expenses	1,575,104	398,136
Accrued compensation	(94,735)	(733,376)
Operating lease liabilities	(58,112)	—

Net cash used in operating activities	(2,084,485)	(4,218,700)

Financing activities
Proceeds from February 2024 Offering	—	6,718,211
Payment of February 2024 Offering costs	—	(426,293)
Proceeds from March 2024 Warrant Amendment, net of issuance costs	—	1,229,874
Proceeds from June 2024 Warrant Amendment, net of issuance costs	—	308,429
Payment of August 2024 Shelf Registration Statement offering costs	—	(15,500)
Proceeds from September 2024 Exercise Price Amendment, net of issuance costs	—	2,587,010
Proceeds from September 2024 Warrant Amendment, net of issuance costs	—	416,665
Proceeds from exercise of Pre-Funded Warrants	—	101
Redemption of fractional shares due to reverse stock split	—	(191)
Proceeds from the issuance of common stock pursuant to the ESPP	63,895	—

Net cash provided by financing activities	63,895	10,818,306

Net (decrease) increase in cash and cash equivalents	(2,020,590)	6,599,606

Cash and cash equivalents at beginning of period	13,596,600	4,739,426

Cash and cash equivalents at end of period	$11,576,010	$11,339,032

Supplemental disclosure of non-cash investing and financing activities
Cashless exercise of Series A Warrants and Pre-Funded Warrants	$22	$—

August 2024 Shelf Registration Statement costs included in accounts payable and accrued expenses	$—	$99,988

September 2024 Exercise Price Warrant Amendment costs included in accounts and accrued expenses	$—	$54,561

September 2024 Warrant Amendment costs included in accounts payable and accrued expenses	$—	$46,043